December 17, 2008

VIA FEDEX AND EDGAR

Re:	Virtus Investment Partners, Inc.
Registration Statement on Form 10
Filed June 30, 2008
File No. 001-10994

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jennifer Hardy

Dear Ms. Hardy:

On behalf of Virtus Investment Partners, Inc. (“Virtus” or the “Company”), we are providing the following responses to the comments set forth in the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) dated December 16, 2008 (the “Comment Letter”) relating to the above-referenced Registration Statement on Form 10 filed with the SEC on June 30, 2008 (the “Registration Statement”). The Company will be revising the Registration Statement in response to the Staff’s comments and will be filing a fourth amendment to the Registration Statement on Form 10 (the “Amended Registration Statement”) that reflects these revisions and generally updates certain information contained therein.

For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. Page references in the text of this letter correspond to the pages of the Amended Registration Statement. The responses and information described below are based upon information provided to us by the Company.

Risk Factors, page 16

1.	In the first risk factor, please discuss the specific impact the recent market events have had on the company, including the decrease in assets under management.

RESPONSE: The Company takes note of the Staff’s comments and will include additional disclosure surrounding the effects of the recent economic events on the Company in the section entitled “Risk Factors” in the Amended Registration Statement.

Disclosure to be added to the Amended Registration Statement (after first paragraph in Recent Risk Factors Related to the Current Market Environment Section):

This economic environment has had a direct impact on the actions of both retail and institutional investors. The continued erosion of the equity and fixed income markets has materially and adversely impacted the value of our assets under management, which has resulted in lower fee revenues. Although it is not possible to predict how long this economic downturn will continue, it is expected to have a direct impact on our fourth quarter 2008 results. During the interim period from September 30, 2008 through November 30, 2008 third-party assets under management have declined by $4.6 billion or 16.0% from $28.7 billion at September 30, 2008 to $24.1 billion at November 30, 2008.

The decrease in assets under management was comprised of $3.8 billion of market related depreciation, $1.5 billion of outflows, partially offset by sales of $0.6 billion and positive net change in money market funds assets under management of $0.1 billion.

The decrease in our assets under management is driven in great part due to the equity markets, with the S&P 500 Index down 23.1% for the two-month period from September 30, 2008 through November 30, 2008. We have seen decreased investment inflows and an increase in redemptions of certain products. Revenue for retail funds, which is based on average assets during the quarter, will be negatively impacted for the fourth quarter 2008 as compared to third quarter 2008 and fourth quarter 2007. Fourth quarter 2008 revenue for separately managed accounts and institutional accounts will be based primarily on September 30, 2008 asset under management levels, which were lower than the levels at June 30, 2008. These decreases will have a direct effect on our net income and liquidity. For example, the $4.6 billion decrease in our assets under management has the effect of reducing our annual revenues by approximately $18.0 million to $20.0 million. Reductions in related variable expenses, primarily incentive compensation and distribution costs, would marginally compensate for this loss of revenue but the Company would experience a material reduction in income from operations.

General account assets under management at September 30, 2008 were $12.5 billion. The fees earned on general account assets are not based on a percentage of assets under management, but rather, a reimbursement of cost. Therefore, recent market activity has not had a significant effect on revenues or liquidity. In addition, the Company will not be managing the general account assets following the spin-off, and the related revenues and expenses are excluded from the pro-forma financial presentation.

Critical Accounting Estimates, page 68

2.	We note the expanded disclosure on page 69 describing how you applied a weighting of approximately 60% for the market-based multiple models and 40% for the discounted cash flow model. Since the market-based models using revenue and assets under management appear to be two separate models, please explain how these two models are weighted or considered to arrive at the value used for 60% of your valuation.

        RESPONSE: The Company takes note of the Staff’s comment and will add to the Amended Registration Statement an explanation of the considerations it used to arrive at each of the two market-based multiple models that contributed to the value used for 60% of the valuation. As additional information for the Staff, the Company has provided a specific comparison of the results of the third quarter market-based multiple model valuations:

($ in millions)
Market-based multiple models:	Enterprise Value
Revenue	$338
Assets under management	$313

Language to be added to the Amended Registration Statement:

The revenue multiple model served as the primary source of the implied value derived from the market-based multiple models. We corroborated this valuation by preparing an assets under management model from information that was available to us in connection with the spin-off transaction. Management believes that the revenue model is most indicative and most relevant to how market participants value asset management companies and that the assets under management approach does not distinguish as well the differences of the operating models or product types among asset management companies. Specifically, management ascribed an 80% weighting on the revenue multiple model and a 20% weighting from the assets under management model.

3.	As you noted in your response to prior comment 14, disclosure in the table on page 73 needs to be completed.

RESPONSE: The Company takes note of the Staff’s comments and has included below the completed the table which will be included in the Amended Registration Statement.

The sources of fair values of the assets under management of our mutual funds were as follows:

Mutual Funds
	As of September 30,				As of December 31,
($ in billions)	2008		2007		2007		2006		2005
	AUM	%	AUM	%	AUM	%	AUM	%	AUM	%
Cash & Equivalents	$0.7	4%	$0.5	2%	$0.9	4%	$0.5	2%	$0.5	4%
Independent pricing service; unadjusted market quotes	5.0	28%	11.6	48%	8.7	39%	10.3	47%	7.2	60%
Amortized Cost	4.3	24%	6.9	28%	5.8	26%	5.7	26%	0.1	1%
Independent prices; observable market inputs	7.7	44%	5.3	22%	6.9	31%	5.4	25%	4.3	35%

	$17.7	100%	$24.3	100%	$22.3	100%	$21.9	100%	$12.1	100%

The sources of fair values of the assets under management of our separately managed accounts and institutional accounts were as follows:

Separately Managed Accounts and Institutional Accounts
	As of September 30,				As of December 31,
($ in billions)	2008		2007		2007		2006		2005
	AUM	%	AUM	%	AUM	%	AUM	%	AUM	%
Cash & Equivalents	$0.2	2%	$0.5	3%	$0.3	2%	$0.1	1%	$0.0	0%
Independent pricing service; unadjusted market quotes	4.8	50%	7.2	42%	6.4	39%	9.0	47%	12.1	53%
Amortized Cost	0.2	2%	0.2	1%	0.2	1%	0.2	1%	0.1	0%
Independent prices; observable market inputs	4.5	46%	9.4	54%	9.7	58%	9.8	51%	10.6	47%

	$9.7	100%	$17.3	100%	$16.6	100%	$19.1	100%	$22.8	100%

* * * *

The Company confirms the acknowledgment, in connection with the filing of the Amended Registration Statement (the “Filing”) and our responses to the Comment Letter:

1. That the Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

2. That Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the Filing; and

3. That the Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

* * * *

Please do not hesitate to call me (212-455-7113) with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Gary I. Horowitz
Gary I. Horowitz